Mail Stop 3561

January 21, 2010

Mr. Robert M. Dunn
Chief Executive Officer
Remuda Investment Corporation
1330 Post Oak Blvd.,
Suite 1600
Houston, TX 77056

> **Re: Remuda Investment Corporation**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed March 26, 2009**
> **Form 10-Q for the Quarter Ended**
> **September 30, 2009**
> **Filed November 16, 2009**
> **File No. 000-53137**

Dear Mr. Dunn:

We issued comments to you on the above captioned filing(s) on December 17, 2009. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by February 4, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by February 4, 2010, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing(s), consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services